EXHIBIT 12.1

THE CHUBB CORPORATION

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(in millions except for ratio amounts)

	Year Ended December 31,							Six Months Ended June 30,
	2000	2001		2002		2003	2004	2004	2005

Income (loss) from continuing operations before provision for income taxes	$851.0	$(66.0)		$168.4		$933.6	$2,068.2	$955.3	$1,295.8

Less:
Income (loss) from equity investees	(6.6)	(9.3)		(6.1)		92.8	206.8	132.2	135.7

Add:
Interest expensed	52.9	55.0		83.8		130.1	138.7	69.3	69.7
Capitalized interest amortized or expensed	9.4	10.7		14.2		9.1	13.8	7.3	4.9
Portion of rents representative of the interest factor	30.0	32.6		37.2		37.5	37.9	18.9	19.0
Distributions from equity investees	1.6	2.3		12.4		17.1	101.1	57.3	76.2
Income as adjusted	$951.5	$43.9	(1)	$322.1	(2)	$1,034.6	$2,152.9	$975.9	$1,329.9

Fixed charges:
Interest expensed	$52.9	$55.0		$83.8		$130.1	$138.7	$69.3	$69.7
Capitalized interest	—	2.3		3.6		—	—	—	—
Portion of rents representative of the interest factor	30.0	32.6		37.2		37.5	37.9	18.9	19.0
Fixed charges	$82.9	$89.9		$124.6		$167.6	$176.6	$88.2	$88.7

Ratio of consolidated earnings to fixed charges	11.48	0.49	(1)	2.59	(2)	6.17	12.19	11.06	14.99

(1)          For the year ended December 31, 2001, consolidated earnings were not sufficient to cover fixed charges by $46 million. Consolidated earnings for the period, as defined, reflect a $635 million loss before income taxes from the September 11 attack in the United States and net surety bond losses of $220 million before income taxes arising from the bankruptcy of Enron Corp.

(2)          Consolidated earnings, as defined, for the year ended December 31, 2002 reflect aggregate net losses of $700 million before income taxes related to asbestos and toxic waste claims and a reduction in net surety losses of $88 million before income taxes resulting from the settlement of litigation related to Enron.